Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Predecessor			Successor			Six Months Ended June 30,
	2005	2006	January 1 to October 19, 2007	October 20 to December 31, 2007	2008	2009	2009	2010
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$156.6	$109.8	$104.2	$(19.0)	$38.4	$(125.4)	$(63.5)	$(30.2)

Fixed charges:

Interest expense	76.0	70.7	55.1	30.8	109.9	72.9	36.4	52.0

Rentals, primarily buildings	10.2	10.7	7.8	2.2	10.0	8.4	4.3	4.1

Total fixed charges	86.2	81.4	62.9	33.0	119.9	81.3	40.7	56.1

Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$242.8	$191.2	$167.1	$14.0	$158.3	$(44.1)	$(22.8)	$25.9

Ratio of earnings to fixed charges(1)	2.8	2.3	2.7	—	1.3	—	—	—

Earnings deficiency				$19.0		$125.4	$63.5	$30.2

(1)	The Company accounts for interest and penalties related to uncertain tax positions as part of income tax expense, and therefore, these charges are not included as a component of interest expense within fixed charges.